UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011.
Commission File Number 000-51559
STEALTHGAS INC.
(Translation of registrant’s name into English)
331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TABLE OF CONTENTS

SIGNATURES
EX-99.1
EX-99.2
Attached hereto as Exhibits 99.1 and 99.2 are copies of press releases issued by StealthGas Inc. on May 12, 2011 and May 16, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 9, 2011

STEALTHGAS INC.
By:	/s/ Konstantinos Sistovaris
	Name:	Konstantinos Sistovaris
	Title:	Chief Financial Officer